UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ALLIED MOTION TECHNOLOGIES INC.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

419011101

(CUSIP Number)

Eugene E. Prince, Chairman

Allied Motion Technologies Inc.

23 Inverness Way East, Suite 150

Englewood, Colorado 80112-5711

(303) 799-8520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene E. Prince

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 718,750

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 718,750

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, no par value (the “Common Stock”), of Allied Motion Technologies Inc., a Colorado corporation (the “Issuer”), whose principal executive offices are located at 23 Inverness Way East, Suite 150, Englewood, Colorado 80112-5711.  This Amendment No. 2 amends a Schedule 13D dated August 14, 1989, and an Amendment No. 1 to that Schedule 13D dated August 28, 1989 (collectively, the “Original Schedule 13D”).  The person filing this Amendment No. 2, Eugene E. Prince, is no longer a member of the group identified in the Original Schedule 13D, and the other members of the group identified in the Original Schedule 13D (A. J. Hintze, Marvin J. Fein and Chester H. Clarridge) are not included in this Amendment No. 2.

Item 2.	Identity and Background
Filing Person:
(a)	Name: Eugene E. Prince
(b)	Business Address: Allied Motion Technologies Inc. 23 Inverness Way East, Suite 150 Englewood, CO 80112-5711
(c)	Principal Occupation: Chairman of the Board of Directors Allied Motion Technologies Inc. 23 Inverness Way East, Suite 150 Englewood, CO 80112-5711
(d)	During the last five years, Mr. Prince has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. Prince has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.  This amendment is being filed to report that on November 30, 2004, Eugene E. Prince entered into a 10b5-1 Sales Plan with AXA Advisors.  Reference is made to Item 4 for a description of the transaction.

Item 4.	Purpose of Transaction

On November 30, 2004, Mr. Prince and AXA Advisors (the “Broker”) entered into a Sales Plan (the “Sales Plan”), which was designed to meet the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to the Sales Plan, Mr. Prince appointed the Broker to sell a total of 60,000 shares of Common Stock owned by Mr. Prince in the following amounts, beginning on the following dates (the “Beginning Sales Dates”) and for the following minimum market prices per share:

Beginning Sales Date	Number of Shares	Minimum Price Per Share (at Market Value)
December 13, 2004	10,000	$5.00
January 17, 2005	10,000	$5.00
February 21, 2005	10,000	$5.00
March 21, 2005	10,000	$5.50
April 11, 2005	10,000	$5.50
May 2, 2005	10,000	$5.50

Broker will enter an order to sell after the close of the market on the trading day preceding the respective Beginning Sales Date.  After each Beginning Sales Date, Broker shall continue selling shares until the total number of shares specified above with respect to that Beginning Sales Date are sold, provided that no shares are sold more than fifteen business days after the Beginning Sales Date.  Amounts remaining with respect to any Beginning Sales Date shall not be carried over to subsequent Beginning Sales Dates.

The Sales Plan shall be effective on the date of its execution and shall terminate on the earliest of (a) the date all 60,000 shares of Stock have been sold, (b) the death of the Seller or (c) May 23, 2005.  When selling Mr. Prince’s shares, the Broker must adhere to the schedule listed above.  If, however, any sale cannot be executed as specified in the Sales Plan because of a market disruption or a legal, regulatory or contractual restriction applicable to the Broker, the Broker shall effect such sale as promptly as possible after the cessation or termination of such market disruption, applicable restriction or other event, but only if such sale occurs prior to termination of the Sales Plan.

In the Sales Plan, Mr. Prince represents and warrants that: (a) as of the effective date of the Sales Plan, he is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Common Stock); (b) as of the effective date of the Sales Plan, he is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent the Broker from conducting sales in accordance with the Sales Plan; and (c) he is entering into the Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.  In addition, Mr. Prince agrees that he will be responsible for making all required Form 144 filings and making all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act.

Mr. Prince does not have any present plans or proposals that relate to or would result in the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than the disposition of Common Stock in accordance with the Sales Plan; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the Board of Directors of the Issuer, of which Mr. Prince is Chairman, in the normal course of the Issuer’s business. Thus, in the normal course of discharging his duties as Chairman of the Board of the Issuer, and in his capacity as such, Mr. Prince may be required to consider or review any such plans or proposals.

Item 5.	Interest in Securities of the Issuer

All ownership percentages set forth herein assume that there are 6,054,293 shares outstanding, based on 6,054,293 shares of Allied Motion Common Stock, which represents the total number of shares reported in the Quarterly Report on Form 10-Q of Allied Motion for the quarter ending September 30, 2004 to be outstanding as of November 1, 2004.

Beneficial Owner	Aggregate Number Beneficially Owned	Percentage of Class	Sole Voting Power	Sole Disposition Power

Eugene E. Prince	829,916	13.7%	718,750	718,750

(a)

As of the date hereof, Mr. Prince is deemed to be the beneficial owner of an aggregate of 829,916 shares of Common Stock.  Such shares consist of: (i) 718,750 shares owned individually (1) and (ii) 111,166 shares which Mr. Prince has the right to acquire currently or within 60 days of the date of the execution of this Amendment No. 2 upon exercise of stock options.

(b)

Mr. Prince has the sole power to vote 718,750 of the shares of Common Stock for which beneficial ownership is reported and has the sole power to dispose of 718,750 of the shares of Common Stock for which beneficial ownership is reported.  Mr. Prince does not have voting or disposition rights with respect to the 111,166 shares of Common Stock described in Item 5(a)(ii).

(c)

On November 30, 2004, Mr. Prince and AXA Advisors adopted a sales plan under Rule 10b5-1 of the Exchange Act, which is described in detail in Item 4 of this Amendment No. 2.  No sales have taken place pursuant to the Sales Plan as of the date of the execution of this Amendment No. 2.  Prior to adoption of the Sales Plan, on November 4, 2004, Mr. Prince sold 10,000 shares of Common Stock in an open market sale transaction at $5.11 per share for a total sale price of $51,100.

(d)	See Item 5(b)
(e)	Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 30, 2004, Mr. Prince entered into the Sales Plan with the Broker pursuant to which Mr. Prince intends to sell a total of 60,000 shares of the Issuer’s Common Stock on pre-determined dates and for pre-determined prices.  Reference is made to Item 4 for a description of the transaction.

(1) Does not include 88,800 shares of Common Stock held by the Prince Childrens’ Trusts over which Mr. Prince does not have or share voting or investment power.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2004
Date
/s/ Eugene E. Prince
Signature